Greenbriar Sustainable Living Inc.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarcapitalcorp.ca

NEWS RELEASE

Greenbriar Announces Construction Permit and Feasibility Study Update for Sage Ranch

December 4th, 2023	Trading Symbol: Toronto Venture Exchange: GRB US OTC Market: GEBRF

Phoenix, Arizona, December 4th, 2023 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") is pleased to announce that Altus Group has updated the Pro Forma Review of Sage Ranch dated effectively November 27th, 2023.

"The purpose of the Altus Group analysis is to assist in benchmarking the relative profitability of the development to facilitate obtaining financing" for which Greenbriar has executed a previously disclosed and current USD $40 million construction loan mandate with Voya Financial.

At this stage, you have not requested we provide you with an independent appraisal report estimating the current market value of the subject property "as is" nor have you requested we provide you with an independent appraisal indicating the market value of the subject property in the developed scenario. It is stressed that this is not an appraisal report."

The executive summary reads as follows:

Executive Summary

Dashboard	$280 Price per Square Feet Revenue 995 units of 1 to 2 Stories 1,600,763 SF
Civic Address	The site is bound between Valley Rd to the North, Pinion St to the South, the Tehachapi School District Maintenance Yard and High School to the East and existing residential homes on Clearview Street to the West.
Location	City: Tehachapi County: Kern County

”Greenbriar Sustainable Living Inc. was recognized as a TSX Venture 50® company in 2014 and 2023.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Current Zoning	PD Planned Development
Development Scenario	To be developed in 6 phases over approximately 6 years. There will be approximately 165 units per year.
Projected Revenue	995 units, totaling 1,600,763 square feet saleable Target average sales rate of $280 per square foot of saleable $421,900,600 projected net residential revenue after 6% sales agent fee
Projected Costs	$106 per square foot of GLA projected base construction cost $169,680,878 construction cost $18,946,631 site servicing cost $11,707,203 project contingency $247,571,261 total projected cost
Projected Profit	$174,329,339 projected net profit and 63.51% profit on cost $123,374,762 Net Present Value based on a Discount Rate of 6% p.a.

The full report can be viewed at the following link:

https://greenbriarcapitalcorp.ca/site/assets/files/5656/financial_analysis_-_sage_ranch_update_november_2023_-.pdf?3boob2

Sage Ranch Construction Permit Filing

The Greenbriar professional engineering team will be filing all of the completed engineering construction plans for all of the improvements for Phase I construction within the next 10 days for the purpose of obtaining the construction permits.

About Greenbriar Capital Corp

Greenbriar is a leading developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski

Chief Executive Officer and Director

Ph: 949-903-5906

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”Greenbriar Sustainable Living Inc. was recognized as a TSX Venture 50® company in 2014 and 2023.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes "forward-looking statements" and "forward-looking information" within the meaning of Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements including, without limitation, statements with respect to the Debenture and the use of gross proceeds. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions and includes the negatives thereof.

Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic, and competitive uncertainties, risks and contingencies. These include assumptions regarding, among other things: general business and economic conditions. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include those described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A (a copy of which is available under the Company's SEDAR profile at www.sedar.com). The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable law.

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”Greenbriar Sustainable Living Inc. was recognized as a TSX Venture 50® company in 2014 and 2023.

TSX Venture 50 is a trade-mark of TSX Inc. and is used under license.”

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF